Company Christopher Evans & Alan Goodman
                  TIDM
                  Headline Statement re Possible Offer
                  Released 12:09 1 Apr 2003
                  Number 4812J






OXFORD GLYOSCIENCES PLC ("OGS")

Sir Christopher Evans and Alan Goodman

In response to recent press speculation, Sir Christopher Evans and Alan Goodman confirm their potential interest in making an offer for OGS. Any such offer would be likely to be made through a private vehicle, jointly owned and controlled by Sir Christopher Evans and Alan Goodman, and would be subject, inter alia, to completion of a detailed due diligence exercise which is currently ongoing.

END
1 April 2003